Via Facsimile and U.S. Mail
Mail Stop 6010

July 21, 2006

Mr. James K. Newman
President and Chief Executive Officer
HORIZON HEALTH CORPORATION
1500 Waters Ridge Drive
Lewisville, TX 75057-6011

Re: **HORIZON HEALTH CORPORATION**
            Form 10-K for the Fiscal Year Ended August 31, 2005
            Filed November 14, 2005
            File No. 001-13626

Dear Mr. Newman:

        We have completed our review of your Form 10-K and have no further comment at this time.

                                                Sincerely,

                                                Jim Atkinson
                                                Accounting Branch Chief